Exhibit 99.3

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS

Supplementary Mail Form - Sun Life Financial Inc.

Dear investor:

Sun Life Financial Inc. publishes interim financial statements and the related management’s discussion and analysis which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these documents by mail, you can either:

1. Complete and return this Supplementary Mail Form in the return envelope provided; or

2. Complete and mail this Supplementary Mail Form to our Transfer Agent at: CIBC Mellon Trust Company P.O. Box 700, Station B Montreal, Quebec Canada H3B 3K3; or

3. Sign up at: www.canstockta.com/financialstatements. Use the Sun Life Financial company code: 7116b.

If you do not provide instructions, the interim financial statements and related management’s discussion and analysis will not be mailed to you. This card will be mailed to you annually.

Please print

Name:

Address:

Postal Code:

Signature:

R-1-12

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS

Supplementary Mail Form - Sun Life Financial Inc.

Dear investor:

Sun Life Financial Inc. publishes interim financial statements and the related management’s discussion and analysis which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these documents by mail, you can either:

1. Complete and return this Supplementary Mail Form in the return envelope provided; or

2. Complete and mail this Supplementary Mail Form to our Transfer Agent at: CIBC Mellon Trust Company P.O. Box 700, Station B Montreal, Quebec Canada H3B 3K3; or

3. Sign up at: www.canstockta.com/financialstatements. Use the Sun Life Financial company code: 6981b.

If you do not provide instructions, the interim financial statements and related management’s discussion and analysis will not be mailed to you. This card will be mailed to you annually.

Please print

Name:

Address:

Postal Code:

Signature:

R-2-12

BROKER LOGO HERE

ENROLLMENT NUMBER

NUMÉRO D’INSCRIPTION

999999999999

Mr. John Sample

1234 Anywhere Street

Any City, ON A1A 1A1

To: Holders of Sun Life Financial Inc. (“SLF”)

Class A Preferred Shares, Series 1, 2, 3, 4, 5, 6R, 8R, 10R and 12R

Annual Financial Statements

Canadian securities regulations allow you to decide annually if you wish to receive SLF’s annual financial statements and related management’s discussion and analysis, which are contained in its Annual Report.

You will only receive the 2012 Annual Report if you complete and return this form in the enclosed business return envelope. Or, you may sign up to receive the Annual Report electronically by following the instructions on the enclosed colour insert.

You will be given this choice annually as long as you remain a holder of SLF Preferred Shares. The 2011 Annual Report is available at: www.sunlife.com OR www.sedar.com.

Thank you for investing in Sun Life Financial.

YES - I wish to receive the 2012 Annual Report.

Signature Date (dd/mm/yy)

NOTE: Enclosed is a Request for Delivery of Financial Statements card that you should complete and return if you wish to receive SLF’s interim financial statements and related management’s discussion and analysis.

Destinataires : Les porteurs d’actions privilégiées de catégorie A, série 1, 2, 3, 4, 5, 6R, 8R, 10R et 12R de la Financière Sun Life inc. (la « FSL »)

États financiers annuels

Les règlements canadiens sur les valeurs mobilières vous permettent de décider chaque année si vous souhaitez recevoir le Rapport annuel de la FSL qui contient les états financiers annuels et le rapport de gestion s’y rapportant.

Vous ne recevrez le Rapport annuel de 2012 que si vous nous retournez le présent formulaire dûment rempli dans l’enveloppe-réponse ci-jointe. Vous pouvez également vous inscrire afin de recevoir la version électronique du document, en suivant les instructions indiquées sur l’encart en couleur ci-inclus.

Ce choix vous sera offert chaque année, à condition que vous demeuriez porteur d’actions privilégiées de la FSL. Le Rapport annuel de 2011 est accessible sur les sites www.sunlife.com OU www.sedar.com.

Nous vous remercions d’avoir investi dans la Financière Sun Life.

OUI - Je désire recevoir le Rapport annuel de 2012.

Signature Date (jj/mm/aa)

NOTA : Vous trouverez ci-joint une fiche de demande d’inscription à la liste d’envoi des états financiers. Si vous désirez recevoir les états financiers intermédiaires et le rapport de gestion s’y rapportant de la FSL, vous n’avez qu’à nous retourner cette fiche dûment remplie.